Exhibit 21.1

CareCloud, Inc.
Subsidiary List

1.	CareCloud Health, Inc. (Delaware, US)

2.	CareCloud Practice Management, Corp. (Delaware, US)

3.	CareCloud Acquisition, Corp. (Delaware, US)

4.	Meridian Medical Management, Inc. (Delaware, US)

5.	medSR, Inc. (Delaware, US)

6.	MTBC Private Limited (Pakistan)

7.	MTBC Bagh Private Limited (Pakistan)

8.	RCM – MediGain Colombo, Pvt. Ltd. (Sri Lanka)

9.	CareCloud ME Health Consultancy LLC (United Arab Emirates)